UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025

Commission File Number: 001-40398

HIVE Digital Technologies Ltd.
(Translation of registrant's name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 128, 7900 Callaghan Road

San Antonio, Texas 78229 United States of America

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[  ] Form 20-F      [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Exhibits 99.1, 99.2, 99.3 and 99.4 to this Report on Form 6-K are incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on September 30, 2024 (File No. 333-282395).

EXHIBIT INDEX

99.1	News Release dated December 31, 2024
99.2	Material Change Report dated December 31, 2024
99.3	News Release dated January 2, 2025
99.4	Material Change Report dated January 2, 2025

SIGNATURES

HIVE DIGITAL TECHNOLOGIES LTD.

By: /s/ Darcy Daubaras

       Name: Darcy Daubaras

       Title: Chief Financial Officer

Date: January 7, 2025